Exhibit 5.1
Business Objects S.A.
European Headquarters
157-159 rue Anatole France
92300 Levallois -Perret
France
August 9, 2005
     Ladies and Gentlemen:
     In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of up to a maximum number of 890,000 ordinary shares nominal value 0.10 euro per ordinary share (the “Shares”), of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (the “Company”), of which 100,000 ordinary shares will be issued under the French Employees Savings Plan pursuant to the thirteenth resolution of the ordinary and extraordinary general meeting of shareholders of June 14, 2005; 700,000 ordinary shares under the 2004 International Employee Purchase Plan pursuant to the fourteenth resolution of the ordinary and extraordinary general meeting of shareholders of June 14, 2005, and 90,000 ordinary shares pursuant to the exercise of 90,000 warrants granted by the board of directors of the Company on July 21, 2005 (the “Warrants”), we, as your French Counsel, have examined copies of the following documents:
i.	a certified extract of the eleventh, twelfth, thirteenth and fourteenth resolutions of the ordinary and extraordinary general meeting of the shareholders of the Company held on June 14, 2005;

ii.	a special statutory auditor’s report (“rapport des Commissaires aux avantages particuliers”) dated as of May 27, 2005;

iii.	statutory auditor’s reports on the issuance of Warrants without preferential subscription right respectively relating to the eleventh resolution and the twelfth resolution (“rapports des Commissaires aux comptes sur l’émission de bons de souscription d’actions avec suppression du droit préférentiel de souscription ”) dated May 13, 2005;

iv.	statutory auditor’s reports relating to the thirteenth resolution and the fourteenth resolution dated May 13, 2005;

v.	a copy of the decision of the board of directors of the Company held on July 21, 2005 relating to the issuance of the Warrants;

vi.	a copy of the “attestation d’inscription en compte” for the Warrants held by Mr. Gerald Held, established by BNP PARIBAS dated July 27, 2005;

vii.	a copy of the “attestation d’inscription en compte” for the Warrants held by Mr. Carl Pascarella, established by BNP PARIBAS dated July 27, 2005;

viii.	a copy of the by-laws (statuts) of the Company dated July 21, 2005 (the “Statuts”);
together with such other corporate documents and such questions of law, as we have considered necessary or appropriate for the purpose of this opinion.
     In connection with this opinion, we have examined originals, or copies identified to our satisfaction, of such corporate records of the Company, certificates of public officials, officers of the Company and other persons and such other documents, agreements and instruments, as we have deemed necessary as a basis for the opinion set forth below.
     “Generally Applicable Law” means the laws of the Republic of France (including the rules or regulations promulgated thereunder or pursuant thereto), that a French avocat exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company or the Shares. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term “Generally Applicable Law” does not include any law, rule or regulation that is applicable to the Company solely because of the specific assets or business of the Company or any of its affiliates.
     We are admitted to practice as avocats in the Republic of France. Our opinion set forth below is limited to Generally Applicable Law as presently in force and currently applied in the Republic of France as of the date hereof, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.
     Upon the basis of such examination and subject to any matter not disclosed to us by the parties concerned, we advise you that, in our opinion, any Shares to be issued pursuant to the eleventh, twelfth, thirteenth and fourteenth resolutions of the ordinary and extraordinary general meeting of the shareholders of the Company held on June 14, 2005, to the extent that they are:
•	issued in compliance with the provisions of the eleventh, twelfth, thirteenth and fourteenth resolutions of the extraordinary general meeting of the shareholders of the Company held on June 14, 2005, and with respect to any Shares issued upon exercise of the Warrants, pursuant to the decision of the board of directors of the Company held on July 21, 2005, the Statuts and the then applicable law, and

•	are fully paid up in accordance with the provisions of the eleventh, twelfth, thirteenth and fourteenth resolutions of the ordinary and extraordinary general meeting of the shareholders of the Company held on June 14, 2005, and with respect to any Shares issued upon exercise of the Warrants, pursuant to the decision of the board of directors of the Company held on July 21, 2005, the Statuts and the then applicable law, will be validly issued and fully paid up.
     We have relied as to certain matters on information obtained from officials of the Company and other sources believed by us to be responsible.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons the consent of whom is required under Section 7 of the Act.
Very truly yours,
/s/ Shearman & Sterling LLP